                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                               Amendment No. 13

                            Strawbridge & Clothier
______________________________________________________________________________
                                (Name of Issuer)

                                 Common Stock
______________________________________________________________________________
                         (Title of Class of Securities)

                                  863200101
______________________________________________________________________________
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement
CUSIP No.

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
           PNC Bank Corp.  25-143-5979


    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         a)
         b)

    3)   SEC USE ONLY


    4)   Citizenship or Place of Organization Pennsylvania


  Number of Shares             5) Sole Voting Power                      74,158
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power                    90,897


                               7) Sole Dispositive Power                  4,448


                               8) Shared Dispositive Power               90,897


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      1,359,846*


   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


   11) Percent of Class Represented by Amount in Row (9)                  16.03


   12) Type of Reporting Person (See Instructions)                           HC



         * See response to Item 4 below.
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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                               Amendment No. 13

                            Strawbridge & Clothier
______________________________________________________________________________
                                (Name of Issuer)

                                 Common Stock
______________________________________________________________________________
                         (Title of Class of Securities)

                                  863200101
______________________________________________________________________________
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement
CUSIP No.

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
           PNC Bancorp, Inc.  51-0326854


    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         a)
         b)

    3)   SEC USE ONLY


    4)   Citizenship or Place of Organization Delaware


  Number of Shares             5) Sole Voting Power                      74,158
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power                    90,897


                               7) Sole Dispositive Power                  4,448


                               8) Shared Dispositive Power               90,897


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      1,359,846*


   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


   11) Percent of Class Represented by Amount in Row (9)                  16.03


   12) Type of Reporting Person (See Instructions)                           HC


         * See response to Item 4 below.

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                               Amendment No. 13

                            Strawbridge & Clothier
______________________________________________________________________________
                                (Name of Issuer)

                                 Common Stock
______________________________________________________________________________
                         (Title of Class of Securities)

                                  863200101
______________________________________________________________________________
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement
CUSIP No.

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
           PNC Bank, National Association  25-1197336


    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         a)
         b)

    3)   SEC USE ONLY


    4)   Citizenship or Place of Organization United States of America


  Number of Shares             5) Sole Voting Power                      74,158
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power                    90,897


                               7) Sole Dispositive Power                  4,448


                               8) Shared Dispositive Power               90,897


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      1,359,846*


   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


   11) Percent of Class Represented by Amount in Row (9)                  16.03


   12) Type of Reporting Person (See Instructions)                           BK


         * See response to Item 4 below.

   Item 2(a) - Name of Person Filing:
   PNC Bank Corp.; PNC Bancorp, Inc.; PNC Bank, N.A.

   Item 2(b) - Address of Principal Business Office, or if None, Residence:

   PNC Bank Corp., Fifth Avenue and Wood Street, Pittsburgh, Pennsylvania 15222

   PNC Bancorp, Inc., 222 Delaware Avenue, Wilmington, Delaware 19899

   PNC Bank, N.A., Fifth Avenue and Wood Street, Pittsburgh, Pennsylvania 15222


   Item 2(c) - Citizenship:

   PNC Bank Corp. - Pennsylvania

   PNC Bancorp, Inc. - Delaware

   PNC Bank, N.A. - United States


   Item 3 - Statement Filed Pursuant to Rule 13d-1(b) or Rule 13d-2(b):
   Parent Holding Company in accordance with Rule 13d-1(b) (ii) (G):

   PNC Bank Corp. - HC

   PNC Bancorp, Inc. - HC (wholly owned subsidiary of PNC Bank Corp.)

   PNC Bank, N.A. - BK (wholly owned subsidiary of PNC Bancorp, Inc.)


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   Item 4 - Ownership:
      (a) Amount Beneficially Owned:
                                                                     1,359,846*
      (b) Percent of Class:
                                                                         16.03
      (c) Number of shares to which such person has:
          (i) sole power to vote or to direct the vote                  74,158
          (ii) shared power to vote or to direct the vote               90,897
          (iii) sole power to dispose or to direct the disposition of    4,448
          (iv) shared power to dispose or to direct the disposition of  90,897

          * Beneficial ownership consists of 1,192,277 shares of Class B stock which is not registered under the Securities Exchange Act of 1934. Class B stock is convertible at any time to Class A stock at a conversion rate of one to one, and thus is deemed to be beneficial ownership of Class A stock. These shares are reportable under Rule 13d-3d(i).


   Item 6 - Ownership of More than Five Percent on Behalf of
            Another Person:

            This security is held in various trusts. The following persons may have the power to direct the proceeds of sale and/or dividends in their capacity as Co-Fiduciaries:

                      G. Stockton Strawbridge
                      c/o Strawbridge & Clothier
                      801 Market Street
                      Philadelphia, PA 19107-3199

              G. Stockton Strawbridge is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 1,074,266 shares of Series B Strawbridge & Clothier common stock.

                      Peter S. Strawbridge
                      c/o Strawbridge & Clothier
                      801 Market Street
                      Philadelphia, PA 19107-3199

              Peter Strawbridge is a Co-Fiduciary with PNC Bank, N.S. for accounts holding 655,441 shares of Series B Strawbridge & Clothier common stock.

                      Henry M. Clews
                      22A School Street
                      Hanover, NH 03755

              Henry M. Clews is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 418,825 shares of Series B Strawbridge & Clothier common stock.

                      William P. Wood
                      2000 One Logan Square
                      Philadelphia, PA 19103

              William P. Wood is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 418,825 shares of Series B Strawbridge & Clothier common stock.

                      John W. Claghorn, Jr.
                      43 Vanderventer Avenue
                      Princeton, NJ 08540

              John W. Claghorn, Jr. is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 56,352 shares of Series A and for accounts holding 14,088 shares of Series B Strawbridge & Clothier common stock.

                      John P. Bracken
                      525 A Moravian Hall Square
                      175 West North Street
                      Nazareth, PA 18064

              John P. Bracken is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 94,852 shares of Series B Strawbridge & Clothier common stock.


                      Isaac Clothier, IV
                      c/o Dechert Price & Rhoads
                      4000 Bell Atlantic Tower
                      1717 Arch Street
                      Philadelphia, PA 19103

              Isaac Clothier, IV is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 94,852 shares of Series A Strawbridge & Clothier common stock.


                      Benjamin R. Nielson
                      c/o Ballard Spahr Andrew & Ingersoll
                      1735 Market Street, 51st Floor
                      Philadelphia, PA 19103

              Benjamin R. Nielson is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 12,000 shares of Series A Strawbridge & Clothier common stock.



   Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
            Holding Company:

   Included are the following subsidiaries of PNC Bank Corp. - HC:

   PNC Bancorp, Inc. - HC (wholly owned subsidiary of PNC Bank Corp.)

   PNC Bank, N.A. - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

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         Item 10 - Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


         Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 14, 1995
         _____________________________________________________________________
         Date

         /s/ William F. Strome
         _____________________________________________________________________
         Signature - PNC Bank Corp.


         William F. Strome, Senior Vice President
         _____________________________________________________________________
         Name/Title



         February 14, 1995
         _____________________________________________________________________
         Date


         /s/ Paul L. Audet
         _____________________________________________________________________
         Signature - PNC Bancorp, Inc.


         Paul L. Audet, Vice President
         _____________________________________________________________________
         Name/Title



         February 14, 1995
         _____________________________________________________________________
         Date

         /s/ William F. Strome
         _____________________________________________________________________
         Signature - PNC Bank, National Association


         William F. Strome, Senior Vice President
         _____________________________________________________________________
         Name/Title

                                  AGREEMENT                           EXHIBIT A

                               February 9, 1995

        The undersigned hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of common stock issued by Strawbridge & Clothier.

        Each of the undersigned states that it is entitled to individually use
Schedule 13G pursuant to Rule 13d-1(c) of the Act.

        Each of the undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness or accuracy of the information concerning the others.

                          PNC BANK CORP.


                          BY:  /s/ William F. Strome
                              ________________________________________
                               William F. Strome, Senior Vice President


                          PNC BANCORP, INC.


                          BY:  /s/ Paul L. Audet
                              ________________________________________
                               Paul L. Audet, Vice President


                          PNC BANK, NATIONAL ASSOCIATION


                          BY:  /s/ William F. Strome
                              ________________________________________
                               William F. Strome, Senior Vice President